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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                  FORM 8-A
             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

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                           THE TURNER CORPORATION
           (Exact name of registrant as specified in its charter)

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               DELAWARE                             13-3209884
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

       375 HUDSON STREET                               10014
       NEW YORK, NEW YORK                            (Zip Code)
(Address of principal executive offices)

             Securities Act registration statement file number
                      to which this form relates: N/A


     Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class            Name of each exchange on which
        to be so registered:            each class is to be registered:
        ----------------------          -------------------------------

          PREFERRED STOCK                AMERICAN STOCK EXCHANGE, INC.
          PURCHASE RIGHTS

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

     Securities to be registered pursuant to Section 12(g) of the Act:

                                   None.


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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
          -------------------------------------------------------

          On August 14, 1998, the Board of Directors (the "Board") of The Turner Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $1.00 per share, of the Company ("Common Stock"). The distribution is payable to the stockholders of record at the close of business on September 21, 1998, and, in addition, the Company has authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding between the close of business on September 21, 1998, and the earlier of the Distribution Date or Expiration Date (as such terms are hereinafter described) or the date, if any, on which Rights may be redeemed. When exercisable, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a new series of the Company's preference stock designated as Series F Participating Preference Stock ("Preference Stock") at a price of $80 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

          The Rights replace certain similar rights which will expire at the close of business on September 21, 1998 and which were issued under a Rights Agreement dated September 9, 1988 between the Company and Morgan Shareholder Services Trust Company.

          Up to and including the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the close of business on September 21, 1998, by such Common Stock certificates, whether or not a copy of the Summary of Rights is attached thereto, and the Rights will be transferred with and only with Common Stock. In addition, up to and including the Distribution Date (or earlier redemption or expiration of the Rights), (i) new Common Stock certificates issued after the close of business on September 21, 1998, upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference and (ii) the surrender for transfer of any certificates for Common Stock outstanding on or after September 21, 1998, with or without a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          Under the Rights Agreement, the Distribution Date is defined as the earlier of the tenth business day after (i) the commencement of a tender or exchange offer by any person (other than the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company) for a number of the outstanding shares of the Company's stock having in the aggregate 30% or more of the general voting power of the Company, unless the Board declares that the tenth business day following such tender or exchange offer shall not be considered a Distribution Date, or (ii) the date (the "Stock Acquisition Date") of a public announcement by the Company or an Acquiring Person that an Acquiring Person has become such. In general, under the Rights Agreement an Acquiring Person is a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, any person who is the beneficial owner of shares of the Company's stock having in the aggregate 30% or more of the general voting power of the Company solely by reason of the purchase or conversion of certain specified securities, including the Company's Series C 8 1/2% Convertible Preference Stock and Series D 8 1/2% Convertible Preference Stock, or any person who acquires shares of the Company's stock having in the aggregate 30% or more of the general voting power of the Company in connection with a transaction or series of transactions approved in advance by the Board) who has acquired or obtained the right to acquire beneficial ownership of a number of the outstanding shares of the Company's stock having in the aggregate 30% or more of the general voting power of the Company.

          The Rights are not exercisable until after the date on which the Company's right to redeem has expired. The Rights will expire on September 21, 2008 (the "Expiration Date"), unless earlier redeemed by the Company as described below.

          The Preference Stock will be non-redeemable and will rank equally in respect of dividends and the distribution of assets to all other classes or series of the Company's preference stock, unless the terms thereof shall provide otherwise. The Preference Stock which is the subject of the Rights may not be issued except upon exercise of Rights. Each share of Preference Stock will have a minimum preferential quarterly dividend rate of $3 per share but will be entitled to an aggregate of 100 times the cash and non-cash (payable in kind) dividends and distributions (other than dividends and distributions payable in Common Stock) declared on the Company's Common Stock. In the event of liquidation, the holders of Preference Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100 per share or 100 times the payment made per share of Common Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon. Each share of Preference Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preference Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Preference Stock as to dividends, liquidation and voting are protected by antidilution provisions.

          The Purchase Price payable, and number of shares of Preference Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on Common Stock, or a subdivision, combination or reclassification of Common Stock or Preference Stock, (ii) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of Common Stock, or (iii) upon the distribution to holders of Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

          In the event that, on or at any time after a Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the exercise price of the Right.

          In the event that (i) on or at any time after a Stock Acquisition Date, the Company is the surviving corporation in a merger or other business combination and its Common Stock remains outstanding and unchanged, (ii) an Acquiring Person engages in one or more self-dealing transactions specified in the Rights Agreement, (iii) a person (other than the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or a person who acquires 30% or more of the general voting power of the Company in connection with a transaction or series of transactions approved prior to such transaction or transactions by the Board of Directors of the Company) alone, or together with his, her or its affiliates or associates, becomes the beneficial owner of a number of the outstanding shares of the Company's stock having in the aggregate 30% or more of the general voting power of the Company or (iv) during such time as there is an Acquiring Person, any of certain events described in the Rights Agreement occurs which results in such Acquiring Person's ownership interest being increased by more than 1%, then, and in each such case, proper provision shall be made so that each holder of a Right (except as noted below) will thereafter have the right to receive, upon payment of the Purchase Price, that number of shares of Common Stock, or in the discretion of the Board of Directors of the Company, one one-hundredths of a share of Preference Stock as shall equal the result obtained by (A) multiplying the then current Purchase Price by the then number of one one-hundredths of a share of Preference Stock for which a Right was exercisable immediately prior to the first occurrence of any one of the events listed above in this paragraph and (B) dividing that product by 50% of the current market price per one share of Common Stock.

          The holder of any Rights that are, or were, beneficially owned by an Acquiring Person or an affiliate or associate thereof or certain transferees thereof which engaged in, or realized the benefit of, an event or transaction or transactions described in the immediately preceding paragraph, shall not be entitled to the benefit of the adjustment described in the immediately preceding paragraph.

          Rights are not exercisable until such time as the Rights are no longer redeemable by the Company as described below.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares (other than fractions which are integral multiples of the fraction of a share for which a Right is then exercisable) will be issued and in lieu thereof an adjustment in cash will be made based on the market price of Common Stock on the last trading date prior to the date of exercise.

          Up to and including the tenth business day after a Stock Acquisition Date, which time period may be extended by the Board to any time up to and including the twentieth business day after a Stock Acquisition Date, the Company may redeem the rights in whole, but not in part, at a price of $.01 per Right, which amount may be adjusted as provided in the Rights Agreement (the "Redemption Price"). Promptly upon the action of the Board electing to redeem the Rights, the Company shall make an announcement thereof and, upon such announcement, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. On and after the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provisions in the Rights Agreement, to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person or an Affiliate or Associate thereof), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that the Rights Agreement may not be supplemented or amended to lengthen a time period relating to when the rights may be redeemed at such time as the Rights are not redeemable, or any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or benefits to, the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company with respect to a Right held, including, without limitation, the right to vote or to receive dividends.

          The present distribution of the Rights is not taxable to the Company or its shareholders. The Rights are not dilutive and will not affect reported earnings per share. The Company will receive no proceeds from the issuance of the Rights as a dividend.

          As of August 3, 1998, there were 8,349,998 shares of Common Stock issued and outstanding, including 313,512 shares of Common Stock held in the Company's treasury, and 5,879,631 shares of Common Stock reserved for issuance with respect to (A) options which have been granted under the Company's stock option plans or (B) conversion of the Company's Series B ESOP Convertible Preference Stock, Series C 8-1/2% Convertible Preference Stock and Series D 8-1/2% Convertible Preference Stock. A total of 200,000 shares of Preference Stock have been reserved for issuance upon exercise of the Rights.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since the Rights may be redeemed by the Company at $.01 per Right, subject to adjustment, at any time up to and including the tenth business day (twentieth business day if the Board so determines) following the Stock Acquisition Date.

          The Rights Agreement, dated as of September 21, 1998 between the Company and First Chicago Trust Company of New York, as Rights Agent, specifying the terms of the Rights, which includes as Exhibit A the form of Right Certificate, as Exhibit B the form of Summary of Rights to Purchase Preference Stock and as Exhibit C the form of Certificate of Designation, Preference and Rights of the Series F Participating Preference Stock specifying the terms of the Preference Stock are filed herewith as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

                                 SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  September 3, 1998
                              THE TURNER CORPORATION


                              By:  /s/ Sara J. Gozo
                                   ---------------------------
                                     Sara J. Gozo
                                     Vice President, Secretary and
                                       General Counsel

Exhibit
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Number
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(1)  Rights Agreement, dated as of September 21, 1998, between the Turner
     Corporation and First Chicago Trust Company of New York, as Rights Agent. The Rights Agreement includes the form of Right Certificate as Exhibit A, the Summary of Rights to Purchase Preference Stock as Exhibit B and the form of Certificate of Designation, Preference and Rights of the Series F Participating Preference Stock specifying the terms of the Preference Stock as Exhibit C.